FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant’s name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the letter to the shareholders of Performance Shipping Inc.  (the “Company”), notice, proxy statement and proxy card for the Company’s 2024 Annual Meeting of Shareholders scheduled to be held on December 17, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333-271398), filed with the SEC with an effective date of May 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: November 19, 2024	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer